LAW OFFICES OF CRAIG V. BUTLER

9900 Research Drive
Irvine, California 92618
Telephone No. (949) 484-5667 • Facsimile No. (949) 209-2545
www.craigbutlerlaw.com
cbutler@craigbutlerlaw.com

June 14, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attn:  Loan Lauren P. Nguyen

Re:

Green Automotive Company

Amendment No. 1 to Form 8-K

Filed January 15, 2013

File No. 000-54049

Dear Ms. Nguyen:

We herein provide the following responses to your comment letter dated December 3, 2012, regarding the above-mentioned Current Report on Form 8-K/A for Green Automotive Company (the “Company”).  I have summarized your comments in bold followed by the Company’s response.  The Company will be filing an amended Form 8-K/A in conjunction with this comment response to address the comments (the “Amended Filing”).

General

1.

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please revise your registration statement to:

Describe how and when a company may lose emerging growth company status;

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

State your election under Section 107(b) of the JOBS Act:

o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

LAW OFFICES OF CRAIG V. BUTLER

Loan Lauren P. Nguyen

United States Securities and Exchange Commission

Division of Corporation Finance

June 14, 2013

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

The Company has added disclosure and a risk factor related to the JOBS Act to the Amended Filing.

2.

We note that in several press releases appearing on your website you purport to rely on the safe harbor for forward-looking statements in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. Statements made by issuers of penny stock are excluded from the statutory safe harbor. Please confirm that as long as you are an issuer of penny stock you will refrain from referencing the statutory safe harbor for forward-looking statements in subsequent Exchange Act filings and in press releases and other material disseminated on your website.

The Company confirms that as long as it is a “penny stock” it will refrain from referencing the statutory safe harbor for forward-looking statements in its subsequent filings, in future press releases and on its website.

Item 1.01 Entry Into A Material Definitive Agreement, page 4

Newport Coachworks Transaction, page 5

3.

Please revise to disclose the forecasted timeline referenced in the first paragraph on page 6.

The Company has added the forecasted timeline to the Amended Filing.

Description of Business, page 7

History and Development of the Company, page 7

4.

Please briefly describe what “homologation” is.

Homologation is the process by which a country approves a foreign vehicle for sale in its territory.  Countries have different rules and regulations pertaining to the vehicles that are allowed on its roadways, generally regarding safety and crash resistance and these are collectively referred to by the term "homologation".  A vehicle cannot be sold in a country without meeting the homologation requirements for that country and vehicle.  The Company has added this explanation to the Amended Filing.

5.

Please revise to clarify whether you have exited the Zotye Sport Utility Vehicle business and whether the Zotye Agreement is still in force. If you still have obligations under that Agreement, please revise to disclose and consider filing such agreement as an exhibit.

The Company has added clarifying disclosure to the Amended Filing regarding the Zotye agreement and the current status of the business relationship.  As noted in the Amended Filing, due to what has occurred recently, we do not currently believe the agreement with Zotye is a material agreement for us.

6.

As disclosed on page 23, please revise to disclose in one of your introductory paragraphs here your recent net losses and limited cash flow as of your last fiscal year end and interim period.

The Company has added the requested disclosure to the Amended Filing.

LAW OFFICES OF CRAIG V. BUTLER

Loan Lauren P. Nguyen

United States Securities and Exchange Commission

Division of Corporation Finance

June 14, 2013

Liberty Transaction, page 8

7.

Refer to the first sentence of the third paragraph on page 9. Please place this information in context by disclosing the number of LEC employees included in these calculations and briefly explain what you mean by their experience “covering some 12,000,000 miles.”

The Company has added the requested disclosure to the Amended Filing.

8.

Please substantiate your statements with regard to the capabilities of the Liberty E-Range in the third and fourth sentences of the third paragraph on page 9. Additionally, please disclose the scope of demonstrator testing referenced in the last sentence of the third paragraph and the timeframe for introducing this vehicle to market.

The Company has added the requested disclosure to the Amended Filing.

9.

To the extent the agreement with the truck manufacturer you reference in the fourth paragraph on page 9 represents 10% or greater of revenue, please revise to identify the truck manufacturer and disclose the percentage of revenues attributable to it. Additionally, please file the agreement as an exhibit to your amended Form 8-K or tell us why it is not material to you or why you are not substantially dependent upon it.

The Company has added the requested disclosure to the Amended Filing.

10.

Please briefly explain what “ground up” electric trucks and “Modec” are.

The Company has added the requested disclosure to the Amended Filing.

Products and Services, page 10

11.

Please provide us with support for your statements in the third paragraph on page 10 that your after sales program “maximiz[es] the life time value of clean transport solutions” and that you possess a “unique portfolio of synergistic and innovative businesses . . . .” Alternatively, please remove such marketing statements.

The Company has modified the relevant disclosure in the Amended Filing.

12.

Please explain what the “Deliver” and “Motore” projects are and what makes the “Deliver” project prestigious. Also, explain what “‘rare earth’ free electric motor technology” is.

The Company has added the requested disclosure to the Amended Filing.

13.

We note your disclosure that NCWI is a “newly formed entity.” Please revise to discuss NCWI’s plan of operations and significant obstacles it faces as it attempts to implement its business strategy.  Please include detail regarding estimated costs, milestones, and source(s) of funding wherever possible.

The Company has added the requested disclosure to the Amended Filing.

LAW OFFICES OF CRAIG V. BUTLER

Loan Lauren P. Nguyen

United States Securities and Exchange Commission

Division of Corporation Finance

June 14, 2013

14.

Additionally, please discuss how you envision your supply chain for manufacturing EV commercial vehicles and from where you expect to source critical components such as batteries.

The Company has added the requested disclosure to the Amended Filing.

15.

Please provide support for your statement that the NCWI manufacturing facility “should have the capacity to produce in excess of 500 buses annually.”

The Company has added the requested disclosure to the Amended Filing.

16.

With respect to NCWI, please disclose the number of firm production orders per month for the next twelve months.

The Company has added the requested disclosure to the Amended Filing.

17.

Please file the definitive distribution agreement with Don Brown Bus Sales, Inc., as an exhibit to your amended Form 8-K or tell us why it is not material to you or why you are not substantially dependent upon it.

The Distribution Agreement by and between Newport Coachworks, Inc. and Don Brown Bus Sales, Inc. dated November 1, 2012 was filed as Exhibit No. 10.13 to the Company’s Current Report on Form 8-K filed with the Commission on December 14, 2012, and incorporated by reference to Amendment No. 1 to that Current Report on Form 8-K/A filed with the Commission on January 15, 2013.  The addendum to the initial agreement in January 2013 increasing the order from 288 buses to 432 buses was done via e-mail between the parties with no additional agreement signed.

18.

Please provide us with the basis for your belief that NCWI will be able to launch electric buses that can charge their batteries up to 80% in 30 minutes and disclose the anticipated timeframe for bringing this vehicle to market.

The Company has added the requested disclosure to the Amended Filing.

19.

We note that you currently rely predominately on independent contractors.  We further note that NCWI currently employs two employees even though it intends on delivering units in the Spring of 2013.  Please disclose whether you anticipate hiring additional personnel to commence and expand NCWI’s operations and whether you expect new personnel will be independent contractors or employees.

The Company has added the requested disclosure to the Amended Filing.

Industry Overview, page 11

20.

Please briefly explain how you have a “synergistic” presence given that you only recently completed the acquisitions, NCWI is a newly formed entity, and you disclose on page 23 that cash flows from revenues are insufficient to satisfy your cash needs. Alternatively, revise to characterize this as your aspiration.

The Company modified the disclosure in the Amended Filing responsive to this Comment.

LAW OFFICES OF CRAIG V. BUTLER

Loan Lauren P. Nguyen

United States Securities and Exchange Commission

Division of Corporation Finance

June 14, 2013

21.

We are aware that there are numerous obstacles facing niche electric vehicle manufactures, including the absence of a well-developed supply chain, capacity constraints, high initial fixed and variable costs, and dependence on large commercial customers which are able to exert substantial pricing pressures. Please balance your disclosure in this section by describing each of these and the extent to which you are affected, and discuss how your business plan is designed to overcome these obstacles. Please also revise your risk factor disclosure accordingly.

The Company has provided some clarifying disclosure in the Amended Filing regarding some of the points raised in this Comment, however, the Company disagrees with certain assumptions of the Staff in the Comment, such as that there is an “absence of well-developed supply chains.”  As now set forth in the Amended Filing, the Company believes that the supply-chains being utilized currently are well established, primarily because they are largely the same ones for gas combustion engines.  The fact that different supplies are not being utilized does not impact the supply chains.  Additionally, as noted in the new disclosure in the Amended Filing, while the United States has struggled at times with certain of these technological developments (notably the Lithium battery), other countries, such as China, have excelled in this area.  While the Company would like to purchase as many of the components it needs from U.S.-based manufacturers, the fact those manufacturers are struggling does not mean the parts and/or technologies are non-existent or unattainable for the Company to acquire.

22.

Please briefly explain how “much lower sale numbers” results in a “large market” for niche vehicle manufacturers.

The Company has added the requested disclosure to the Amended Filing.

23.

Please provide us with a copy of the Frost and Sullivan materials you cite in the third paragraph of this section and in the third paragraph on page 20.

The Company will provide these materials to the Staff in connection with the filing of this Comment Response Letter and the filing of the Amended Filing.

Competition, page 11

24.

Please provide us with support for your statement in the first paragraph of this section that you expect to be the first to market an EV shuttle bus in the United States.

The Company has revised the disclosure in the Amended Filing responsive to this Comment.

Government Approvals and Regulations, page 12

25.

Please identify and discuss specific existing or probable government regulations that are material to an understanding of your business.  To the extent you require government approval for the manufacture and sale of EVs, please discuss and disclose the status of any approvals that you have not yet received. In this regard, please revise the last risk factor on page 18 accordingly.  Refer to Item 101(h)(4)(viii)-(ix) of Regulation S-K.

The Company has added the requested disclosure to the Amended Filing.

LAW OFFICES OF CRAIG V. BUTLER

Loan Lauren P. Nguyen

United States Securities and Exchange Commission

Division of Corporation Finance

June 14, 2013

Research and Development Activities, page 12

26.

Please disclose the estimated amount spent in the last two fiscal years on research and development and the extent to which the cost of such activities is borne directly by your customers.  In addition, please disclose the estimated amount to be spent on continuing research and development, timeframes for completion, and anticipated sources of funds. Refer to Item 101(h)(4)(x) of Regulation S-K.

The Company has added the requested disclosure to the Amended Filing.

Description of Property, page 12

27.

Please provide the address of the office space you currently rent and briefly describe the terms of your lease.

The Company has added the requested disclosure to the Amended Filing.

28.

You state in the second paragraph on page 13 that NCWI has not yet leased a manufacturing facility.  However, it appears from a press release dated October 16, 2012 that NCWI already has a manufacturing facility in California. Please reconcile this apparent inconsistency.  To the extent NCWI has a manufacturing facility, please revise to provide the disclosure required by Item 102 of Regulation S-K.  Also, revise the last paragraph on page 10 for consistency.

The Company has added the requested disclosure to the Amended Filing.

29.

Please revise to describe the services that “Liberty E-Tech and E-Care” provide.

The Company has added the requested disclosure to the Amended Filing.

Risk Factors, page 13

30.

We note that you will use Lithium polymer-based fuel cells for your EV commercial trucks.  To the extent material, please add a risk factor describing the risks unique to the use of lithium-ion batteries in electric vehicles, including the risk that batteries may be damaged in vehicle collisions or may ignite.  We note in this regard recent publicity regarding the National Highway Traffic Safety Administration’s investigation into post- collision fires of the Chevrolet Volt battery and issues leading to the grounding of the Boeing 787.

The Company has added the requested disclosure to the Amended Filing.

31.

We note that your auditors have issued a going concern opinion in connection with your financial statements. Please revise to include a risk factor disclosing the attendant risks.

The Company has added the requested disclosure to the Amended Filing.

32.

We note your disclosure on page 13 that your Liberty subsidiary is based in the United Kingdom. Please revise to include a risk factor disclosing the risks of having a key subsidiary located in a foreign jurisdiction when your principal executive office is located in the United States.

The Company has added the requested disclosure to the Amended Filing.

LAW OFFICES OF CRAIG V. BUTLER

Loan Lauren P. Nguyen

United States Securities and Exchange Commission

Division of Corporation Finance

June 14, 2013

We have a limited operating history, page 13

33.

Please revise to disclose your recent net losses and limited cash given your monthly burn rate requirements.

The Company has added the requested disclosure to the Amended Filing.

If we are unable to meet our future capital needs, page 14

34.

Please revise this risk factor to quantify the estimated amount of capital to implement your business plan over the next 12 months.

The Company has added the requested disclosure to the Amended Filing.

Our common stock is traded on the OTC Markets, page 16

35.

We note your statement that you “currently trade on the OTC Markets as a Current Information company.”  We revise the risk factor subheading and risk factor to disclose the specific tier on the OTC Markets that you are currently quoted on.

The Company has revised the disclosure in the Amended Filing responsive to this Comment.

The cyclical nature of automobile sales, page 17

36.

Please revise this risk factor by specifically addressing current demand for commercial vehicles and how weaknesses in demand for commercial vehicles impacts demand for electric and alternative fuel commercial vehicles.  We note in this regard industry reports suggesting that demand for commercial trucks presently appears to be decreasing in North America and Europe.

The Company has revised the disclosure in the Amended Filing responsive to this Comment.

Any increase in the costs of materials, page 18

37.

Please remove the second sentence of this risk factor, which tends to mitigate the risk described.

The Company has revised the disclosure in the Amended Filing responsive to this Comment.

Management’s  Discussion and Analysis, page 18

Overview of Electric Market, page 20

38.

Please explain to us how Tesla is a relevant comparison to you given that Tesla manufactures expensive luxury sports cars sold to wealthy customers and you aspire to manufacture electric commercial trucks, buses, and limos.  To the extent you continue to reference Tesla, please balance this discussion by disclosing that Tesla has yet to become profitable. Alternatively, remove this statement.

The Company has removed this disclosure.

39.

Please substantiate your statement that electric vehicles “could rise to circa 20% by 2016 representing a potential market of $180bn for cars and $130bn for trucks” or remove.

LAW OFFICES OF CRAIG V. BUTLER

Loan Lauren P. Nguyen

United States Securities and Exchange Commission

Division of Corporation Finance

June 14, 2013

The Company has revised this disclosure in the Amended Filing.

Results of Operations, page 21

40.

Please discuss the extent to which cost of goods sold as a percentage of revenues will be affected by the acquisition of NCWI.  We note in this regard that historically cost of goods sold comprises a low percentage of revenues for LEC.   It appears that cost of goods sold as a percentage of revenues would be substantially higher for a manufacturing concern such as NCWI.   Refer to Item 303(a)(3) of Regulation S-K.

The Company has added disclosure relevant to cost of goods sold in the Amended Filing responsive to this Comment.

Directors and Executive Officers, page 30

41.

Please revise each of the director biographies to discuss the specific experiences, qualifications, attributes, or skills that led to the conclusion that each should serve in such capacity.  Refer to Item 401(e)(1) of Regulation S-K.

The Company has added disclosure to the Amended Filing responsive to this Comment.

Legal Proceedings, page 36

42.

Please revise by describing the factual basis alleged to underlie this proceeding. Refer to Item 103 of Regulation S-K.

The Company has added disclosure to the Amended Filing responsive to this Comment.

Recent Sales of Unregistered Securities, page 36

43.

Refer to the first paragraph on page 37. Please state briefly the facts relied upon to make the Regulation S exemption available for this unregistered issuance of securities. Revise the sixth paragraph on page 41 in this manner as well.

The Company has removed the reference to Regulation S, but the Company believes all Liberty shareholders were foreign residents and no directed efforts occurred in relation to the exchange of the Company’s common stock for the Liberty securities.

Changes in Control of Registrant, page 41

44.

Please revise to clarify what you mean by the statement that “Green Automotive Company has not had any changes in control.” We note the statement that the shareholders of Green Automotive Company currently control Green Automotive Company and Matter of Time I Co. is no longer the reporting entity.

The Company has revised the disclosure in the Amended Filing responsive to this Comment.

LAW OFFICES OF CRAIG V. BUTLER

Loan Lauren P. Nguyen

United States Securities and Exchange Commission

Division of Corporation Finance

June 14, 2013

Exhibit 99.1

Notes to Consolidated Financial Statements

Note 11. Subsequent Events, page 15

45.

Based on the information provided to us, we note that on June 28, 2012, you entered into a Stock Exchange Agreement with Liberty Electric Cars Ltd (“LEC”), in which you agreed to purchase 100% of the issued and outstanding securities of LEC, in exchange for the transfer of 39,742,178 shares of your common stock.  Such shares represent approximately 8.19% of your outstanding voting control.  In addition, the Stock Exchange Agreement gave LEC the right to appoint two (2) members of the LEC management (the “Interested Members”) to become members of your Board of Directors, as well as select a third member to sit on your Board of Directors who is an independent person (the “Independent Member”).  While you indicate that Green Automotive is the accounting acquirer, based on the fact pattern provided to us, it appears that LEC may be the accounting acquirer.  In particular, when determining the identity of the accounting acquirer, you should consider all the indicators in ASC Topic 805-10-55-11 through 15 as voting interests are not necessarily determinative.  In this regard, please provide us with a detailed analysis of your compliance with the applicable accounting literature, including the disparity between the two companies, the rights of the various parties to the transaction, and how those interact (e.g. rights attributable to management as compared to stockholders as compared to the board of directors), as well as how the individual indicators interact with each other.

According to ASC 805, a business combination occurs when: (a) an entity acquires net assets that constitute a business, or acquires equity interests in one or more other entities that are businesses and obtains a controlling financial interest in those entities; or (b) obtains control of a business by contract alone.

The acquisition of LEC by GACR qualifies as a business combination since LEC has net assets as of the acquisition date. Also, GACR obtains control of LEC after the acquisition.

ASC 805-10 defines a business a business as an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners. Elements of a business include Inputs, Processes, and Outputs.

At the time GACR acquired LEC, GACR had a business.  GACR was involved in the import and distribution of Eco-friendly vehicles and was planning to bring All-Electric and other Eco-friendly vehicles into the United States market.  GACR was also involved in assessing a number of All-Electric and alternate fuel vehicles including an All-Electric Intra-City and Municipal Mass Transit Bus and School Bus, for introduction to the U.S. market. (Input & Processes).

Although GACR did not have revenue in 2011 and 2010, under ASC 805-10, even absent current outputs (as in the case of a development-stage entity), an integrated set of activities and assets may still qualify as a business. Also, GACR had the ability to manufacture their product before the acquisition of LEC.

GACR should be viewed as the accounting acquirer because GACR issued 39,742,178 shares for 100% of LEC stock and also included a guaranteed funding commitment which GACR will fund LEC $40,000 a month for 12 months from acquisition.

LAW OFFICES OF CRAIG V. BUTLER

Loan Lauren P. Nguyen

United States Securities and Exchange Commission

Division of Corporation Finance

June 14, 2013

55-12  In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree.  Subtopic 805-40: provides guidance on accounting for reverse acquisitions.  Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

a. The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Here, GACR issued 39,742,178 shares for 100% of Liberty Electric Cars Limited and represented approximate 8.19% of outstanding voting control.  The relative voting rights in the combined entity after the business combination still stays with GACR.

b. The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest.  The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

GACR issued 39,742,178 shares for 100% of Liberty Electric Cars Limited and represented approximate 8.19% of outstanding voting control. The relative voting rights in the combined entity after the business combination still stays with GACR.

c. The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

At closing of the acquisition of LEC, GACR had its two members of  the board of directors still on the Board after the acquisition, with LEC appointing two members.  Eventually, a third, independent Board member was added.  As a result, GACR had a total of five Directors after the acquisition of LEC, with two being GACR members, two being LEC members and one being independent.

d. The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

Fred Luke still remains the President of GACR (the chief executive officer of GACR) after the acquisition of LEC.  The appointment of Mark Aubry as the Chief Executive Officer of GACR was not completed as he was offered employment by another company and decided not to become GACR’s Chief Executive Officer.  Therefore, Fred Luke still remains as GACR’s President after the business combination and still hold the position of President as of today.

LAW OFFICES OF CRAIG V. BUTLER

Loan Lauren P. Nguyen

United States Securities and Exchange Commission

Division of Corporation Finance

June 14, 2013

e. The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

The allocation of the purchase price and the estimated fair market values of the assets acquired and liabilities assumed are shown below.

Cash	$149,497
Notes receivable	212,773
Other current assets	492,174
Property and equipment, net	197,469
Intangible asset (covenant not to compete)	1,500,000
Other intangible assets	2,233,543
Total assets acquired	4,785,456

Accounts payable and accrued expenses	446,945
Deferred revenue	182,982
Notes payable	625,195
Other	43,225
Total liabilities assumed	1,298,347

Net assets acquired	$3,487,109

Under 55-13, the acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

GACR has a business plan to acquire different entities to achieve their organization goal, and acquisition of LEC was only one of their projects in 2012. GACR also acquired Newport Coachworks, Inc. in 2012 and the GACR expects this entity will be larger than LEC in 2013 as Newport Coachworks is scheduled to deliver a total of 432 buses in 2013 and 2014.

Under 55-14, in a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph.

As discussed above LEC is one of the acquired businesses in 2012, but not the only one, and GACR expects the acquisition of Newport Coachworks, Inc. will have more significant business (in terms of revenue) in 2013.

As a result of all of the above factors, GACR should be viewed as the accounting acquirer in its acquisition of LEC.

46.

It appears that your October 12, 2012 acquisition of Newport Coachworks may be material.  In this regard, please provide us with more details regarding the materiality of this transaction, including the total purchase price and how it will be allocated.

The Company has added disclosure related to this Comment to the Amended Filing.

LAW OFFICES OF CRAIG V. BUTLER

Loan Lauren P. Nguyen

United States Securities and Exchange Commission

Division of Corporation Finance

June 14, 2013

47.

You indicate that on December 4, 2012, you entered into amended and restated independent contractor agreements in order to clarify that the total of 300,000 shares of your Series A Preferred Stock was issued to Mr. Hobday and Mr. West in exchange for their agreement not to compete with you as well as to clarify the forfeiture provisions.  In this regard, please note that any consideration that is linked to continued subsequent employment is deemed to be compensation rather than additional purchase price.  As such, it appears that you should revise your financial statements to account for such amounts as compensation over the related service period.

As part of the acquisition agreement with Liberty, the Company issued 300,000 shares of restricted preferred stock to two LEC Directors in exchange for their covenant not to compete with the Company in the event they cease to be employed by the Company.  The preferred shares are fully forfeitable in the event the Directors compete with GACR within the first three years of the close of the acquisition.  The shares are not linked to employment but are related to the individuals’ agreement not to compete with GACR.  Therefore, the directors could cease to be employed by GACR and would not forfeit the shares unless deemed to have taken up competitive employment elsewhere.  In other words, the directors are still able to receive the preferred shares even if GACR decided to discontinue the employment relationship and not compete with GACR within the first three years. Therefore, the Company deems this not be compensation but as consideration for the acquisition under the terms of the Liberty Agreement.

Exhibit 99.2

Notes to Consolidated Financial Statements

Note 10. Equity, page 15

48.

We note from your balance sheet that you have 830,000 shares of Class A Convertible Preferred Stock outstanding at September 30, 2012.  In this regard, please disclose the estimated number of common shares into which these 830,000 preferred shares are convertible as of September 30, 2012.  Since there is no explicit limit to the number of shares to be delivered upon the conversion of the preferred shares held by FMS, please disclose the estimated number at September 30, 2012, based on the formula set forth in Note 10, and indicate that such number could change in the future.

On June 14, 2013, the Company filed an Item 4.02 Form 8-K which stated the following:

“On or about May 20, 2013, during the preparation of our financial statements for our Annual Report on Form 10-K for the year ended December 31, 2012, and our Quarterly Report on Form 10-Q for the period ended March 31, 2013, our management became aware that our financial statements for the period ended September 30, 2012, included in our Form 8-K filed with the Commission on December 20, 2012, and with our Amended Form 8-K/A filed with the Commission on January 15, 2013, are materially incorrect and should not be relied upon.

Management is in the process of amending and restating these financial statements and we will file an amended Form 8-K/A with the revised financial statements for the period ended September 30, 2012 as soon as those financial statements are completed and reviewed by our independent auditor.  Although we do not know the extent of the revisions, we believe the financial statements for the period ended September 30, 2012 filed with the Original Filing overstate our revenues and assets related to Liberty Electric Cars, Ltd. for the period presented as a result of recognizing revenue that we cannot yet recognize under U.S. generally acceptable accounting procedures, and due to certain of the assets being impaired, and, as a result, not being valued correctly.  We also have are looking at an issue related to the convertibility terms of our Series A Convertible Preferred Stock, which may impact our financial statements for the period ended September 30, 2012.  We notified our independent auditors of our management’s determination relating to our financial statements for the period ended September 30, 2012.”

LAW OFFICES OF CRAIG V. BUTLER

Loan Lauren P. Nguyen

United States Securities and Exchange Commission

Division of Corporation Finance

June 14, 2013

As noted in the Form 8-K, one of the issues being looked at is the conversion terms of the Series A Convertible Preferred Stock.  As a result, the financial results contained in the Amended Filing will be revised, including clarifying the conversion of the Series A Convertible Preferred Stock, and the Company will file an additional Form 8-K/A to include amended and restated financial statements as soon as they are completed by management and reviewed by our independent auditors.

Exhibit 99.3

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 1

49.

We note that in determining the total purchase price for LEC you valued your common stock at $0.05 per share and your preferred stock at $5 per share.  In light of the fact that such shares were not publicly traded and you did not generate revenues in each of the audited fiscal years presented, it is unclear how you determined the values assigned to your common and preferred stock.  In this regard, please tell us how you determined the values for such shares and whether you utilized a valuation specialist or performed an internal analysis in arriving at the values for such shares.

The per share price for the Company’s Series A Preferred Stock was based on the prevailing agreement with FMS where they agreed, and paid, $5 per share for the Company’s Series A Preferred Stock.  The per share price for the Company’s common stock was based on what was believed a fair market price for the Company’s common stock, with a discount given for the fact the shares were restricted in accordance with Rule 144 with no immediate way to resell the shares.

Exhibit 99.4

Notes to Consolidated Financial Statements

Note 8. Net Loss Per Common Share, page 15

50.

When presenting earnings (loss) per share, please avoid using boilerplate language and provide disclosure that is specific to your circumstances.  For example, we note that your policy regarding EPS on page 11 states that there was no dilutive effect of outstanding stock options for the years ended December 31, 2011 and 2010, but you indicate on page 15 that you have no stock options or warrants outstanding.  On an ongoing basis, please ensure that you fully describe all securities, such as convertible preferred stock, that could potentially dilute basic EPS in the future.  In this regard, include specific disclosure of the number of common shares issuable pursuant to convertible securities and/or contingent stock agreements.  See ASC 260-10-50-1 for guidance.

On an ongoing basis the Company will ensure it fully describes all securities, including its convertible securities, including disclosures regarding the number of common shares issuable upon conversion of the convertible securities.

LAW OFFICES OF CRAIG V. BUTLER

Loan Lauren P. Nguyen

United States Securities and Exchange Commission

Division of Corporation Finance

June 14, 2013

Company’s Statements

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler

Craig V. Butler, Esq.

LAW OFFICES OF CRAIG V. BUTLER

Loan Lauren P. Nguyen

United States Securities and Exchange Commission

Division of Corporation Finance

June 14, 2013

[Green Automotive Company Letterhead]

June 14, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attn:  Loan Lauren P. Nguyen

Re:

Green Automotive Company

Amendment No. 1 to Form 8-K

Filed January 15, 2013

File No. 000-54049

Dear Ms. Nguyen:

Green Automotive Company (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing filed with the Commission on June 14, 2013:

Company’s Statements

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Fred G. Luke
Fred G. Luke
President